SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

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Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: France Telecom press release announcing first half 2008 results press release Paris, 31 July 2008

continued strong performance by France Telecom in the first half 2008

•

revenue growth of 3.9% and improvement in operating profitability

•

2008 objectives confirmed

•

payment of an interim ordinary dividend of €0.60 per share

revenues rose 3.9% on a comparable basis (1.5% on an historical basis) to €26.3 billion in the first half 2008

•

growth of 4.1% in second quarter 2008 following a 3.7% rise in first quarter 2008

•

3% increase in revenues from Western European countries in first half 2008 on a comparable basis

•

continued sustained growth in emerging countries (+11.2% on a comparable basis in first half 2008) representing 14.5% of consolidated revenues in first half 2008, compared with 13.6% in first half 2007 gross operating margin up 4.7% (on a comparable basis) to €9.7 billion in first half 2008 and a 0.3 point improvement in the GOM rate to 36.8% of revenues

•

GOM grew 4.9% in the second quarter 2008 with a GOM rate of 36.8%, an improvement of 0.3 points net income Group share rose 4.4% on a comparable basis from €2.4 billion in first half 2007 to €2.5 billion in first half 2008

•

net income Group share was €2.7billion in first half 2008 compared with €3.3 billion in first half 2007, on an historical basis

12% increase in organic cash flow from €3.260 billion to €3.645 billion reduction in net financial debt, after payment of the dividend for 2007, to €38.2 billion (for a net debt to gross operating margin ratio of 1.97), compared with €42.1 billion at 30 June 2007 (for a ratio of 2.25)

the good first half results enable the Group to confirm its 2008 objectives, thanks to a growth rate exceeding that of its market, despite signs of a slowdown in some countries:

•

stable gross operating margin rate

•

organic cash flow of more than €7.8 billion

distribution of an interim ordinary dividend of €0.60 per share to be paid on 11 September 2008 key figures*

	30 June 2008	30 June 2007	30 June 2007	Change	Change
in billions of euros		historical basis	comparable basis (unaudited)	historical basis	comparable basis (unaudited)
Consolidated revenues	26.304	25.913	25.310	1.5%	3.9%
of which:
Personal Communication Services	14.381	14.107	13.436	1.9%	7.0%
Home Communication Services	11.370	11.168	11.331	1.8%	0.3%
Enterprise Communication Services	3.840	3.800	3.731	1.1%	2.9%
Inter-segment eliminations	(3.287)	(3.162)	(3.188)	4.0%	3.1%
Gross operating margin (GOM)	9.675	9.416	9.237	2.7%	4.7%
GOM / Revenues ratio	36.8%	36.3%	36.5%	+0.5 pt	+0.3 pt
GOM by business segment:
Personal Communication Services	5.054	4.974	4.794	1.6%	5.4%
Home Communication Services	3.875	3.795	3.815	2.1%	1.6%
Enterprise Communication Services	0.746	0.648	0.629	15.2%	18.7%
Inter-segment eliminations	-	(0.001)	(0.001)	n.s.	n.s.
Operating income	5.471	5.463
Net income Group share[1]	2.675	3.308
CAPEX (excluding GSM and UMTS licenses)	3.134	2.967	2.980	5.6%	5.2%
CAPEX / Revenues ratio	11.9%	11.4%	11.8%	+0.5 pt	+0.1 pt
Organic cash flow	3.645	3.260		11.8%

	At 30 June 2008	At 31 December 2007 historical basis	At 30 June 2007 historical basis
Net financial debt	38.204	37.980	42.113
Net financial debt / GOM ratio	1.97	1.99	2.25
* The first half financial data and comparable basis data provided in this press release are unaudited.

The Board of Directors of France Telecom SA met on 30 July 2008 and examined the Group's financial statements for the period ended 30 June 2008.

Commenting on the first half results, France Telecom Chairman and Chief Executive Officer Didier Lombard stated: “The very good first half results underscore the validity of the Group’s strategy both in Western Europe and in emerging markets. In particular, the past six months represent an important milestone in the Group’s deployment in new growth businesses

Continuing steady growth, which exceeds that of our markets, accompanies ongoing improvement in our operating profitability, enabling us to confirm all our objectives for 2008, despite signs of a slowdown in the economic situation of some countries. As announced, the Group will generate more than €7.8 billion in organic cash flow. It will also maintain its policy of providing attractive shareholder returns and has decided moreover to pay an interim dividend in September 2008.”

comments on key Group figures

revenues

France Telecom group’s consolidated revenues for the first half 2008 rose to €26.304 billion, a 3.9% increase on a comparable basis following a 3.6% increase in the second half of 2007. This improvement concerned mature Western European markets, which were up 3.0% on a comparable basis. At the same time, markets with high growth potential continued their strong development, with revenues up by 11.2% in the first half 2008.

1 Net income attributable to equity holders of France Telecom SA

On an historical basis, growth in the first half 2008 was 1.5% including the unfavourable impact of exchange rates (-€336 million) and the effect of changes in the scope of consolidation (-€267 million), in particular the disposal of the mobile and Internet operations of Orange Netherlands on 1 October 2007 and the acquisition of Ya.com in Spain on 31 July 2007.

In the second quarter 2008, France Telecom’s consolidated revenues were €13.276 billion, a 4.1% increase on a comparable basis, compared with a 3.7% increase in the first quarter. Growth from mature Western European markets continued to improve, rising 3.4% in the second quarter 2008 compared with 2.5% in the first quarter. The improvement observed in the previous three quarters in mobile services in France and the United Kingdom and in Enterprise services continued in the second quarter 2008.

-

Personal Communication Services were very dynamic, with revenues up 7.3% in the quarter on a comparable basis, higher than the 6.8% growth achieved in the first quarter, also on a comparable basis. The improvement in the second quarter was primarily related to strong growth in contract customers in France and the United Kingdom. At the same time, Poland and the emerging markets continued their steady growth, despite the impact of lower prices.

-

Home Communication Services posted a 0.7% increase in revenues on a comparable basis, up slightly from the first quarter which itself was stable compared to the previous year. The continuous growth of ADSL broadband benefited Home Communication Services, particularly in France, rising to 12.2 million customers in Europe at 30 June 2008, with more than 500,000 new customers added in the first half 2008.

-

Enterprise Communication Services revenues were up 3.9% in the second quarter 2008, after rising 2.0% in the first quarter (on a comparable basis). This reflects a gradual slowing of the downward trend that has characterized traditional telephony and data services. At the same time, sales of ICT services1 continued to grow steadily and were up 11.3% in the first half 2008, outperforming the market.

gross operating margin

Gross Operating Margin (GOM) for France Telecom was €9.675 billion in the first half 2008, up 2.7% on an historical basis and up 4.7% on a comparable basis. The GOM rate (GOM as a proportion of revenues) was 36.8% at 30 June 2008 compared with 36.5% in first half 2007 on a comparable basis (36.3% on an historical basis).

On a comparable basis, the GOM for Personal Communication Services rose 5.4% while Home Communication Services rose 1.6%. At the same time, the GOM for the Enterprise Communication Services segment increased 18.7% (+13.2% excluding non-recurring items).

The 0.3 point improvement in the Group’s GOM rate in the first half 2008 on a comparable basis reflects:

-

The 0.7 point improvement in the ratio of labour expenses to revenues, which was 16.7% in first half 2008 compared with 17.4% for the first half of 2007 on a comparable basis (17.1% on an historical basis). The number of employees declined from 189,736 at 30 June 2007 to 185,102 at 30 June 2008, a 2.4% decrease in one year on a comparable basis (2.6% decrease on an historical basis).

-

The stabilization of the ratio of service fees and inter-operator costs to revenues, which was 14.7% in first half 2008 compared with 14.6% for first half 2007 on a comparable basis (15.0% on an historical basis). The positive impact of the drop in call termination rates has enabled the growth of unlimited service offers.

These favourable changes allowed commercial expenses to rise without overall profitability deteriorating, with a ratio of commercial expenses to revenues of 14.7% for the first half 2008, compared with 14.2% for the first half 2007 (on a comparable and an historical basis).

In the second quarter 2008, gross operating margin (GOM) was €4.885 billion, up 4.9% on a comparable basis (up 2.7% on an historical basis), 0.3 percentage points higher than that of the second quarter 2007, due in particular to higher revenue growth.

operating income

Group operating income for the first half 2008 was €5.471 billion up from €5.463 billion a year earlier.

The difference reflects the combined impact of:

-

the €259 million increase in GOM

-

the €166 million decrease in depreciation and amortization due to lower accelerated amortization in the first half of 2007

-

the €96 million decrease in share-based compensation (free share program launched in 2007)

-

the €43 million improvement in other operating income items

which was largely offset by:

-

the €399 million drop in gains on disposals of assets (sale of the participations in TDF and Eutelsat in 2007)

-

the €157 million increase in restructuring costs, notably in Spain and the United Kingdom

1 See glossary.

net income

Consolidated net income for France Telecom was €2.996 billion in the first half of 2008, down from €3.624 billion in the first half of 2007, a €628 million decrease between the two periods related to:

-

the €723 million increase in corporate income tax. In the first half 2007, the tax charge was reduced by the recognition of €584 million euros of deferred tax assets in France

-

the €87 million improvement in net finance costs. The favourable impact of the reduction of average net financial debt in the first half of 2008 compared with the first half of 2007 was partially offset by the increase in the weighted average cost of net financial debt

Minority interests were €321 million in the first half of 2008, up from €316 million in the first half of 2007.

Net income Group share was €2.675 billion in the first half of 2008, compared with €3.308 billion in the first half of 2007, a decrease of €633 million. In comparable terms, after adjustment for the main non-recurring items, this figure was €2.522 billion in the first half of 2008, compared with €2.416 billion for the first half of 2007, an improvement of €106 million.

The main non-recurring items taken into account were:

-

gains on disposals of assets and the net loss from discontinued operations of €0.4 billion in the first half of 2007

-

certain deferred tax charges of €0.6 billion in the first half of 2007 and of  €0.2 billion in the first quarter of 2008

-

the provision related to the free share award plan for + €0.1 billion in the first half of 2007 capital expenditure on tangible and intangible assets (CAPEX)

Capital expenditure on tangible and intangible assets (CAPEX) rose to €3.134 billion in the first half of 2008, a 5.6% increase on an historical basis and a 5.2% increase on a comparable basis. This growth includes the special transaction to purchase operating premises in France carried out in first half 2008 for €163 million.

Excluding this special transaction and on a comparable basis, first half 2008 CAPEX was generally stable compared with the first half of 2007: CAPEX for Personal Communication Services fell 5.8%, CAPEX for Home Communication Services rose 9.0% and CAPEX for Enterprise Communication Services declined 20.5%.

CAPEX in markets with high growth potential rose 3.8% on a comparable basis and represented 21% of the Group’s investments in the first half of 2008. The increase primarily concerns operations in Romania, Madagascar, the Dominican Republic and Moldavia, as well as CAPEX tied to new operations in Niger and Central African Republic.

At the same time, CAPEX in mature countries dropped 1.4%, excluding the special transaction to purchase operating premises in France, and was focused on growth segments such as service platforms, expanding geographic coverage for third generation (3G) mobile networks, and the pre-deployment of optical fibre (FTTH). Added to this were the innovation programmes for new growth initiatives and improved productivity in the fields of invoicing, subscriber management and network optimization.

CAPEX as a proportion of revenues was 11.9% for the first half of 2008, very near that of the first half of 2007 (11.8% on a comparable basis). This first-half 2008 CAPEX rate was in line with the announced objective of about 13.0% for full year 2008.

organic cash flow

The Group’s organic cash flow was €3.645 billion in the first half of 2008, compared with €3.260 billion in the first half of 2007, an increase of €385 million on an historical basis (+11.8%).

This improvement is due to:

-

the €674 million increase in net cash generated by operating activities which was partially offset by:

-

the €272 million increase in purchases of property, plant and equipment and intangible assets net financial debt

France Telecom’s net financial debt rose to €38.204 billion at 30 June 2008, compared with €37.980 billion at 31 December 2007, an increase of €224 million after payment of €3.938 billion in dividends for France Telecom and its subsidiaries in the first half of 2008.

The ratio of net debt to gross operating margin was 1.97 at 30 June 2008, compared with 1.99 at 31 December 2007 and 2.25 at 30 June 2007. This is in line with the objective of a ratio of less than 2.0 in the medium term under current market conditions.

outlook for 2008

The Group confirms its 2008 objective of generating more than €7.8 billion in organic cash flow. This objective is based on:

-

a stable gross operating margin rate

-

a CAPEX rate maintained at about 13% of revenues

For the full year, this objective is in keeping with continued revenue growth for the Group above the average in markets where it is present, despite an expected slowdown in growth in some countries during the second half. In particular, the Group expects:

-

the resilience of its activities in France in a context of lower growth

-

United Kingdom performance more in line with the overall market

-

an improvement in Poland (revenue guidance revised from -1% to nearly flat)

-

a performance level in Spain linked to the overall economic situation in the country

-

for emerging markets, a continuation of the trend observed in the first half 2008

The gross operating margin will be affected by the following factors during the second half:

-

the impact of new regulation on the pricing of retail and business hotlines in France

-

the preservation of flexibility in terms of commercial costs to face increasing competition in the mobile market

-

the effect of subsidies for the iPhone 3G and the accounting of content rights purchased in France in the first half

-

the continued control of labour and other operating costs

The Group also confirms its financial policy. The resulting organic cash flow will be allocated according to the principles as defined on 6 February:

-

in the medium term, keeping a net debt to GOM ratio of less than 2 under current market conditions

-

given the organic cash flow expected for 2008, the Board of Directors confirms that the dividend for 2008 to be recommended to the Annual General Meeting of Shareholders will exceed €1.30 per share. The Board of Directors reserves the option of raising the distribution rate to more than 45% of organic cash flow, if appropriate. In addition, each year the Board of Directors will consider the possibility of additional shareholder remuneration based on the Group’s cash flow projections and investment plans

Moreover, the Board of Directors decided on 30 July 2008 to pay each year an interim ordinary dividend based on the financial performance of the first half. For the current year, the interim dividend will be €0.60 per share and will be paid on 11 September 2008.

This decision does not predetermine that which will be taken at the 2008 financial closing on the amount of the final ordinary dividend to be paid for the full year 2008 and, if relevant, of any other additional remuneration for shareholders.

review by business segment

Personal Communication Services

in millions of euros	Half year ended 30 June
	2008	2007	2007	08 / 07	08 / 07
		Comparable basis	historical basis	comparable basis	historical basis
		(unaudited)		(unaudited)
Revenues	14 381	13 436	14 107	7.0%	1.9%
Gross operating margin (GOM)	5 054	4 794	4 974	5.4%	1.6%
GOM / Revenues	35.1%	35.7%	35.3%
CAPEX (excluding licenses)	1 391	1 476	1 537	(5.8%)	(9.5%)
CAPEX / Revenues	9.7%	11.0%	10.9%

First half 2008 revenues from Personal Communication Services (PCS) totalled €14.381 billion. The upward trend (+1.9% on an historical basis) is unfavourably impacted by the exchange rate (-€349 million) and by changes in the scope of consolidation (-€322 million) with the sale of Orange's mobile operations in the Netherlands and the acquisition of Voxmobile in Luxembourg and of Ten in France.

Revenues grew by 7.0% (+€945 million) on a comparable basis. The increase was generated by the continued development of markets with high growth potential1, particularly in Poland, and by improved growth in the mature markets of Western Europe, particularly in the United Kingdom and in France.

The Group had 113.8 million PCS customers at 30 June 2008, excluding MVNOs, up 13.2% year on year on a comparable basis (13.3 million customers added).

The number of mobile broadband customers nearly doubled in one year to 21.0 million at 30 June 2008 (of which 9.0 million in France), compared with 10.8 million at 30 June 2007 (of which 5.2 million in France).

The MVNO customer base in Europe rose to 2.3 million at 30 June 2008 (of which 1.6 million in France), compared with 1.4 million one year earlier on a comparable basis (of which 1.1 million in France).

PCS France revenues were €5.061 billion, up 4.8% on both an historical basis and a comparable basis.

Excluding the impact of the declines in call termination rates and roaming (estimated at -€156 million), revenues grew by 8.3% compared with first half 2007. About two thirds of this growth corresponds to the 3.9% increase in the total number of customers on an historical basis and to the growing share of contract customers, which represented 66.5% of the customer base at 30 June 2008, compared with 64.3% at 30 June 2007.

Revenues from data services were up 19.7% in the first half of 2008 The share of network revenues from data services was 19.8% in the first half of 2008, a gain of 2.6 points compared with first half 2007. There were a total of 9.0 million mobile broadband services customers at 30 June 2008, a 72.5% increase year on year.

PCS United Kingdom revenues were €2.881 billion. On an historical basis, the exchange rate for the pound sterling led to a decrease of 4.4% compared with the first half of 2007.

Revenues were up significantly on a comparable basis, rising 9.7%. Excluding the impact of the rate decreases for call terminations and roaming (estimated at -€36 million) revenues grew 11.3%. This reflects the steady growth in the number of contract customers, which was up 12.9% year on year. Contract customers represented 37.1% of the total customer base at 30 June 2008, compared with 34.2% at 30 June 2007, a 3 point increase in one year.

In addition, revenues from data services were up 17.7%. Data services as a percentage of network revenues was 23.1% in the first half of 2008, compared with 21.4% in first half 2007, a gain of 1.7 points year on year. The number of mobile broadband customers rose by 79% in one year to 2.452 million at 30 June 2008.

1 See glossary.

PCS Spain revenues were €1.679 billion, up 2.3% on a comparable basis and up 0.2% on an historical basis. Excluding the impact of the rate decreases for call terminations and roaming, estimated at -€73 million for the half year, revenues grew by 7.0%. This reflects the steady growth in the number of contract customers, which was up 10.7% year on year. The customer mix improved significantly, with contract customers representing a 55.7% share of the total customer base at 30 June 2008, an increase of 3.1 points in one year.

At the same time, the number of mobile broadband customers was up by 2.6 times in one year, reaching 2.436 million at 30 June 2008.

PCS Poland revenues totalled €1.213 billion at 30 June 2008, up 22.0% on an historical basis and 11.1% on a comparable basis. Excluding the impact of rate decreases for call terminations and roaming, growth on a comparable basis was 15%. This reflects the 12.0% increase in the number of contract customers, which accounted for 41.8% of the total customer base at 30 June 2008 compared with 39.7% a year earlier. The number of mobile broadband customers almost doubled in one year to 3.8 million at 30 June 2008. Orange Poland remains the leader in the mobile market with an estimated market share by value of 34% in the first half of 2008.

PCS Rest of World revenues were €3.617 billion. On an historical basis, the sale of Orange’s mobile operations in the Netherlands and the unfavourable impact of exchange rates reduced revenues by 2.0% in relation to first half 2007.

On a comparable basis, revenues were up 8.3%. Excluding the impact of the rate decreases for call terminations and roaming in Europe (estimated at -€143 million for the half year), revenues grew by 13.2%. This reflects strong growth in the number of customers, which rose to 48.6 million at 30 June 2008, a 27.5% increase on a comparable basis or 10.5 million subscribers added in one year. The growth of the customer base was particularly strong in the Middle East, Romania, Mali, the Dominican Republic, Madagascar and the Ivory Coast.

Gross operating margin for Personal Communication Services was €5.054 billion at 30 June 2008, an increase of 5.4% on a comparable basis and of 1.6% on an historical basis.

The 7.0% growth in revenues on a comparable basis is partially offset by increased interconnection expenses, commercial expenses and expenses related to network deployment, maintenance, operations and information systems.

The gross operating margin rate (GOM as a percentage of revenues) for the first  half of 2008 was 35.1%, a 0.6 point decline compared with first half 2007 on a comparable basis and a 0.2 point decline on an historical basis.

Capital expenditure on tangible and intangible assets (CAPEX, excluding GSM and UMTS licenses) was €1.391 billion at 30 June 2008, a 5.8% decrease on a comparable basis (a 9.5% decrease on an historical basis, including the effect of the disposal of Orange Netherlands).

The rise in capital spending in emerging markets in tandem with business growth (particularly in Romania and Madagascar and in new operations in Niger, Central African Republic, Guinea-Bissau and Guinea) is more than offset by the lower level of CAPEX in mature markets, due in particular to network sharing programmes with other operators underway in Spain and in the United Kingdom.

Home Communication Services

in millions of euros	Half year ended 30 June
	2008	2007	2007	08 / 07	08 / 07
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)		(unaudited)

Revenues	11 370	11 331	11 168	0.3%	1.8%
Gross operating margin (GOM)	3 875	3 815	3 795	1.6%	2.1%
GOM / Revenues	34.1%	33.7%	34.0%
CAPEX	1 586	1 306	1 232	21.5%	28.7%
CAPEX / Revenues	13.9%	11.5%	11.0%

First half 2008 revenues for Home Communication Services (HCS) were €11.370 billion, a 1.8% increase on an historical basis, due to the favourable effect of exchange rates (+€97 million) and to changes in the scope of consolidation (+€66 million, including the positive impact of the acquisition of the Spanish company Ya.com and the disposal of Orange’s Internet operations in the Netherlands).

On a comparable basis, revenues were up 0.3% compared with the first half of 2007. Revenues from ADSL broadband services1, up 29%, very largely offset the downward trend in traditional telephone services. ADSL broadband revenues represented 24% of total HCS revenues in the first half of 2008, compared with 19% in the first half of 2007.

The number of consumer ADSL broadband accesses in Europe rose to 12.2 million at 30 June 2008, representing annual growth of 19.2% on a comparable basis (2.0 million additional ADSL accesses).

The number of Liveboxes rose 42% in one year, with 7.1 million units leased in Europe at 30 June 2008, up from 5.0 million at 30 June 2007 on a comparable basis.

There were 5.7 million Voice over IP customers at 30 June 2008, up from 3.5 million at 30 June 2007, an increase of 61% year on year (figures on a comparable basis).

ADSL digital TV services (IPTV) had a total of 1.54 million subscribers in Europe at 30 June 2008, compared with 872,000 one year earlier, a 76% increase in one year.

HCS France revenues rose to €8.967 billion, an increase of 1.5% on an historical basis and 1.2% on a comparable basis. Growth in consumer ADSL broadband services and carrier services (particularly unbundled telephone lines) is partially offset by the downward trend in traditional telephone services.

There were a total of 7.840 million consumer broadband ADSL accesses as of 30 June 2008, representing year on year growth of 19.1%. ADSL Multiservices also experienced rapid growth. At 30 June 2008, there were:

-

5.918 million Livebox rentals, an increase of 38.5% in one year, with Liveboxes representing 75% of the ADSL accesses at 30 June 2008, up from 65% a year earlier

-

4.995 million Voice over IP customers, an increase of 65.6% in one year, with Voice over IP representing 64% of the ADSL accesses and 84% of the Livebox rentals at 30 June 2008

-

1.389 million ADSL Television subscribers (IPTV), a 65.9% increase from a year ago, with Video on Demand services (VOD) more than doubling to 2.182 million paid downloads in the first half of 2008 compared with 907,000 in the first half of 2007

At the same time, revenues from traditional telephone line rentals were down 5.7% on both an historical basis and a comparable basis. The unfavourable impact of the growth in total unbundling, wholesale line rentals and naked ADSL is offset in part by the impact of the July 2007 increase in telephone line rental prices.

Revenues from traditional calling services dropped 17.9% on both an historical basis and a comparable basis, due to the rapid growth of Voice over IP services.

Revenues from HCS Poland were up 6.2% on a historical basis to €1.509 billion due to the favourable impact of the Polish zloty exchange rate. Revenues confirmed that the downward trend is slowing on a comparable basis, with a 3.7% decline in first half 2008, compared with a 7.2% decline in second half 2007 and 9.0% in first half 2007.

1 Including revenues from wholesale ADSL access and the unbundling of telephone lines.

Fixed line services in Poland were affected by a decline in the number of subscriber lines related to the migration to mobile phones and the growth in wholesale line rentals (WLR). Added to this is the impact of rate cuts imposed by the regulator, particularly for fixed-to-mobile communications.

These unfavourable impacts are partially offset by the growth in revenues from ADSL broadband services, business network management services and carrier services.

The number of ADSL accesses rose to 2.082 million at 30 June 2008, for a year on year increase of 11.7%. Multiservices were also up, with the growth of Livebox, Voice over IP and ADSL Television.

HCS Rest of World revenues were €1.043 billion, a 1.4% increase on an historical basis. This includes the unfavourable impact of exchange rates and the overall favourable balance of changes in the scope of consolidation (acquisition of Ya.com in Spain, disposal of Orange's Internet operations in the Netherlands). On a comparable basis, HCS Rest of World revenues were up 2.2% compared with the first half of 2007.

In Spain, revenues were up 2.2% in the first half of 2008 on a comparable basis. Growth in ADSL broadband services offset the decline in traditional telephone services. The number of ADSL accesses rose 14.0% on a comparable basis to 1.192 million subscribers at 30 June 2008, due to the success of Multiservices offers in particular. A growing share of the ADSL accesses is sold unbundled from the telephone line, representing 71% of the total number of ADSL accesses at 30 June 2008 compared with 60% a year earlier on a comparable basis.

In the United Kingdom, revenues were down 7.7% on a comparable basis. The business environment is marked by the drop in narrowband Internet and portals and, more recently, by the levelling off of the ADSL broadband customer base. There were a total of 1.063 million ADSL accesses at 30 June 2008, a 2.5% decline in relation to 30 June 2007. ADSL accesses sold unbundled from the telephone line were still up sharply, representing 40% of the total number of ADSL accesses at 30 June 2008 compared with 23% a year earlier, a 17 point improvement in one year.

Revenues in other countries, which represented almost half of HCS Rest of World revenues, were up 5.8% on a comparable basis due to the growth of operations in Senegal and the Ivory Coast.

Gross operating margin for Home Communication Services was €3.875 billion at 30 June 2008, an increase of 2.1% on an historical basis and of 1.6% on a comparable basis. This improvement in the margin rate on a comparable basis is due to decreased interconnection and labour expenses and provisions for legal risks. These favourable effects were partially offset by increased technical field support and maintenance costs, commercial expenses and IT expenses.

The gross operating margin rate (GOM as a proportion of revenues) was 34.1% at 30 June 2008, a 0.4 point improvement on a comparable basis and a 0.1 point improvement on an historical basis in relation to 30 June 2007.

Capital expenditure on tangible and intangible assets (CAPEX) in Home Communication Services totalled €1.586 billion at 30 June 2008, up 21.5% on a comparable basis and 28.7% on an historical basis. Excluding the special transaction to purchase operating premises in France, carried out in the first half of 2008 for €163 million, growth was 9.0% on a comparable basis. This reflects the impact of the pre-deployment of optical fibre in France and the growth of service platforms and capital spending on content.

CAPEX for Home Communication Services represented 13.9% of revenues at 30 June 2008, compared with 11.5% at 30 June 2007 on a comparable basis (11.0% on an historical basis).

Enterprise Communication Services

in millions of euros	Half year ended 30 June
	2008	2007	2007	08 / 07	08 / 07
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)		(unaudited)
Revenues	3 840	3 731	3 800	2.9%	1.1%
Gross operating margin (GOM)	746	629	648	18.7%	15.2%
GOM / Revenues	19.4%	16.9%	17.0%
CAPEX	157	198	198	(20.5%)	(20.4%)
CAPEX / Revenues	4.1%	5.3%	5.2%

Revenues from Enterprise Communication Services reached €3.84 billion, an increase of 1.1% year on year on an historical basis. This includes the unfavourable impact of exchange rates (-€85 million) and the positive impact of changes in the scope of consolidation (+€16 million) in particular with the consolidation of the “Enterprises” and “Managed Services” divisions of GTL India, acquired in July 2007.

On a comparable basis, half year revenues rose 2.9% at 30 June 2008, after rising 2.0% in the second half of 2007 and falling 1.2% in the first half of 2007. The growth in new operations (most notably network member services based on the IP protocol) and internationally (particularly with the contribution of operations in Russia and India) is partly checked by the decline in data services and traditional fixed telephone services. However, the downturn in revenues for the latter slowed (-5.3% in the first half of 2008, after dropping 7.8% in second half 2007 and 10.7% in first half 2007) as there were fewer data network migrations to the IP protocol than in 2007, particularly in France.

Advanced Business Network Services were up 7.9% on a comparable basis (+4.3% on an historical basis), reflecting the continued growth of IP network services. The number of IP-VPN accesses worldwide rose 12.7% year on year to 308,000 at 30 June 2008. Similarly, the Business Everywhere mobility offer was up 19.8% in France, with 630,000 users at 30 June 2008.

Revenues for Extended Business Services were up 16.0% on a comparable basis (+18.5% on an historical basis), driven by the growth of service platforms and consulting and project management operations linked to the management of business data networks.

Other Business Services recorded growth of 10.9% on a comparable basis (+3.7% on an historical basis) generated by increased sales of network equipment linked to the performance of major contracts, particularly internationally, and, to a lesser extent, to growth in broadcast services from the subsidiary Globecast.

Revenues from ICT services1 were up 11.3% compared with the first half of 2007 on a comparable basis, with growth outperforming that of the rest of the market. It represented 27.7% of the revenues from customers outside the Group in the first half of 2008, compared with 25.5% in the first half of 2007, an increase of 2.2 points between the two periods.

1 See glossary.

Gross operating margin was €746 million, up 18.7% year on year on a comparable basis (up 15.2% on an historical basis). Excluding non-recurring items, GOM growth was 13.2% on a comparable basis at 30 June 2008.

The ratio of GOM to revenues improved by 2.5 points on a comparable basis to 19.4% in the first half of 2008 compared with 16.9% for the same period in 2007. Excluding non-recurring items, the improvement between the two periods was 1.6 points. By controlling connectivity costs and service operations on one side and lowering overheads on the other, a better balance was achieved between the impact of business model transformation (with a growing share of service operations) and the overall profitability of the Enterprise Communication Services business segment.

Capital expenditure on tangible and intangible assets (CAPEX) was €157 million related to connectivity and the continuing growth of the service operations.  CAPEX was down 20.5% in the first half of 2008 on a comparable basis, but is expected to be higher in the second half, particularly in emerging countries.

schedule of upcoming events

30 October 2008 : 3rd quarter 2008 results

contacts

press contacts: +33 1 44 44 93 93 Béatrice Mandine beatrice.mandine@orange-ftgroup.com Bertrand Deronchaine bertrand.deronchaine@orange-ftgroup.com Tom Wright tom.wright@orange-ftgroup.com	financial communication contacts: +33 1 44 44 89 23 Vincent Benoit vincent.benoit@orange-ftgroup.com Reza Samdjee reza.samdjee@orange-ftgroup.com for further information

The slide presentation prepared for the publication of the first half 2008 revenues can be viewed on the France Telecom website at:

http://www.francetelecom.com

disclaimer

This press release contains forward-looking statements about France Telecom’s business, in particular for 2008. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in telecom markets, the effectiveness of the integrated operator strategy including the success and market acceptance of the “NExT” plan, the Orange brand and other strategic, operating and financial initiatives, France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations. More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake to update forward-looking statements.

appendix 1: consolidated statement of income

(in millions of euros)	Period ended 30 June 2008	Period ended 30 June 2007
Revenues	26 304	25 913
External purchases	(11 263)	(11 030)
Other operating income	202	236
Other operating expenses	(1 167)	(1 276)
Labour expenses: wages and employee benefit expenses	(4 401)	(4 427)
Gross operating margin	9 675	9 416
Employee profit-sharing	(146)	(159)
Share-based compensation	(41)	(137)
Depreciation and amortization	(3 841)	(4 007)
Impairment of non-current assets	22	(15)
Gains (losses) on disposal of assets	10	409
Restructuring costs	(202)	(45)
Share of profits (losses) of associates	(6)	1
Operating income	5 471	5 463
Interest expense, net	(1 156)	(1 240)
Foreign exchange gains (losses)	4	1
Discounting expense	(57)	(57)
Finance costs, net	(1 209)	(1 296)
Income tax	(1 266)	(543)
Consolidated net income	2 996	3 624
Net income attributable to equity holders of France Telecom SA	2 675	3 308
Minority interests	321	316

Earnings per share (in euros)
Net income attributable to equity holders of France Telecom SA
- basic	1.03	1.27
- diluted	1.00	1.24

appendix 2: consolidated balance sheet

(in millions of euros)	At 30 June 2008	At 31 Dec. 2007
ASSETS
Goodwill	31 631	31 389
Other intangible assets	16 009	16 658
Property, plant and equipment	27 751	27 849
Interests in associates	321	282
Assets available for sale	515	518
Non-current loans and receivables	2 234	1 960
Non-current financial assets at fair value through profit or loss	104	54
Non-current hedging derivatives assets	10	42
Other non-current assets	34	63
Deferred tax assets	6 228	7 273
Total non-current assets	84 837	86 088
Inventories	837	1 068
Trade receivables	6 239	6 556
Current loans and other receivables	99	81
Current financial assets at fair value through profit or loss, excluding cash equivalents	78	534
Current hedging derivatives assets	14	12
Other current assets	2 123	2 035
Current tax assets	53	111
Prepaid expenses	831	673
Cash and cash equivalents	3 880	4 025
Total current assets	14 154	15 095
TOTAL ASSETS	98 991	101 183
EQUITY AND LIABILITIES
Share capital	10 459	10 457
Additional paid-in capital	15 324	15 317
Retained earnings (deficit)	1 791	2 532
Cumulative translation adjustment	1 783	1 747
Equity attributable to shareholders of France Telecom SA	29 357	30 053
Minority interests	4 021	4 470
Total equity	33 378	34 523
Non-current trade payables	515	435
Non-current financial liabilities at amortized cost, excluding trade payables	34 009	32 532
Non-current financial liabilities at fair value through profit or loss	592	154
Non-current hedging derivatives liabilities	955	955
Non-current employee benefits	570	535
Non-current provisions	1 341	1657
Other non-current liabilities	747	870
Deferred tax liabilities	1 303	1 539
Total non-current liabilities	40 032	38 677
Current trade payables	9 356	9 580
Current financial liabilities at amortized cost, excluding trade payables	6 701	8 694
Current financial liabilities at fair value through profit or loss	708	730
Current hedging derivatives liabilities	431	353
Current employee benefits	1 493	1 881
Current provisions	1 622	1 592
Other current liabilities	2 267	1 837
Current tax payables	256	331
Deferred income	2 747	2 985
Total current liabilities	25 581	27 983
TOTAL EQUITY AND LIABILITIES	98 991	101 183

appendix 3: consolidated statement of cash flows

(in millions of euros)	period ended 30 June 2008	period ended 30 June 2007
operating activities
Consolidated net income	2 996	3 624
Adjustments to reconcile net income / (loss) to funds generated from operations	6 111	5 075
Change in inventories, trade receivables and trade payables	689	(149)
Other changes in working capital requirements	(765)	(72)
Other operating monetary items	(1 805)	(1 926)
Net cash provided by operating activities	7 226	6 552
investing activities
Purchases of property, plant and equipment and intangible assets, net of the change in asset suppliers	(3 615)	(3 343)
Proceeds from sales of property, plant and equipment and intangible assets	34	51
Cash paid for investment securities and subsidiaries, net of cash acquired	(174)	(128)
Proceeds from sales of investment securities, net of cash transferred	36	412
Decrease (increase) in marketable securities and other long-term assets	355	164
Net cash used in investing activities	(3 364)	(2 844)
financing activities
Issuances of bonds convertible, exchangeable or redeemable into shares and other long-term debt	3 465	2 882
Redemptions and repayments of bonds convertible, exchangeable or redeemable into shares, long-term debt and equity portion of hybrid debt	(4 164)	(3 825)
Increase (decrease) in bank overdrafts and short-term borrowings	953	576
Decrease (increase) in deposits and other debt-linked financial assets (including cash collateral)	(230)	(191)
Exchange rate effects on derivatives, net	(147)	(35)
Purchase of treasury shares	22	(229)
Capital increase	10	39
Dividends paid to shareholders	(3 938)	(3 648)
Minority shareholders’ contributions	19	-
Net cash used in financing activities	(4 010)	(4 431)

Cash and cash equivalents at beginning of period	4 025	3 970
Net change in cash and cash equivalents	(148)	(723)
Effect of exchange rate changes on cash and cash equivalents and other non-monetary effects	3	18
Cash and cash equivalents at end of period	3 880	3 265
organic cash flow
Net cash provided by operating activities	7 226	6 552
Purchases of property, plant and equipment and intangible assets, net of the change in asset suppliers	(3 615)	(3 343)
Proceeds from sales of property, plant and equipment and intangible assets	34	51
Organic cash flow	3 645	3 260

appendix 4: change in net financial debt from first half 2007 to first half 2008

(in millions of euros)

Net financial debt at 31 December 2007	37 980

Organic cash flow	(3 645)
Proceeds from the sale of investment securities, net of cash transferred	(36)
Dividends paid by France Telecom SA	3 386
Dividends paid to minority shareholders	552
Minority shareholder contributions	(19)
Financial investments	174
Other items	(188)

Net financial debt at 30 June 2008	38 204

appendix 5: revenues

(in millions of euros)	Period ended 30 June 2008	Period ended 30 June 2007 historical basis	Period ended 30 June 2007 comparable basis	Change (in %) historical basis	Change (in %) comparable basis

Personal Communication Services	14 381	14 107	13 436	1.9	7.0
France	5 061	4 828	4 830	4.8	4.8
United Kingdom	2 881	3 015	2 625	(4.4)	9.7
Spain	1 679	1 676	1 641	0.2	2.3
Poland	1 213	995	1 092	22.0	11.1
Rest of World	3 617	3 692	3 338	(2.0)	8.3
Eliminations	(70)	(99)	(90)	(28.8)	(22.3)
Home Communication Services	11 370	11 168	11 331	1.8	0.3
France	8 967	8 838	8 863	1.5	1.2
Consumer Services	4 715	4 712	4 745	0.0	(0.6)
Carrier Services	3 174	3 004	3 026	5.7	4.9
Other HCS revenues	1 078	1 121	1 092	(3.8)	(1.2)
Poland	1 509	1 421	1 566	6.2	(3.7)
Rest of World	1 043	1 029	1 021	1.4	2.2
Eliminations	(149)	(120)	(119)	24.4	24.5
Enterprise Communication Services	3 840	3 800	3 731	1.1	2.9
Business Network Legacy	1 739	1 857	1 836	(6.3)	(5.3)
Advanced Business Network	1 004	962	931	4.3	7.9
Extended Business Services	637	538	549	18.5	16.0
Other Business services	459	443	414	3.7	10.9
Inter-segment eliminations	(3 287)	(3 162)	(3 188)	4.0	3.1
Total	26 304	25 913	25 310	1.5	3.9

(in millions of euros)	2008	2007 historical basis	2007 comparable basis	Change (in %) historical basis	Change (in %) comparable basis
1st quarter
Personal Communication Services	7 064	6 931	6 615	1.9	6.8
France	2 468	2 388	2 389	3.3	3.3
United Kingdom	1 443	1 489	1 318	(3.1)	9.5
Spain	827	821	804	0.7	2.9
Poland	586	479	519	22.4	13.0
Rest of World	1 775	1 801	1 630	(1.4)	8.9
Eliminations	(35)	(47)	(44)	(25.1)	(19.9)
Home Communication Services	5 649	5 574	5 647	1.3	0.0
France	4 478	4 405	4 420	1.6	1.3
Consumer Services	2 356	2 370	2 389	(0.6)	(1.4)
Carrier Services	1 591	1 483	1 494	7.3	6.5
Other HCS revenues	530	552	537	(3.9)	(1.3)
Poland	740	707	769	4.7	(3.7)
Rest of World	503	517	512	(2.8)	(1.7)
Eliminations	(72)	(55)	(54)	30.4	32.9
Enterprise Communication Services	1 902	1 890	1 865	0.6	2.0
Business Network Legacy	872	944	936	(7.6)	(6.9)
Advanced Business Network	499	477	464	4.4	7.5
Extended Business Services	308	259	266	18.7	16.0
Other Business services	224	209	200	6.9	12.1
Inter-segment eliminations	(1 587)	(1 551)	(1 567)	2.3	1.3
Total	13 027	12 844	12 561	1.4	3.7
2nd quarter
Personal Communication Services	7.317	7 175	6 820	2.0	7.3
France	2 594	2 441	2 441	6.3	6.3
United Kingdom	1 438	1 526	1 307	(5.8)	10.0
Spain	852	854	837	(0.3)	1.7
Poland	627	516	574	21.5	9.4
Rest of World	1 842	1 891	1 708	(2.6)	7.8
Eliminations	(36)	(53)	(47)	(32.0)	(24.4)
Home Communication Services	5 722	5 594	5 684	2.3	0.7
France	4 490	4 433	4 443	1.3	1.0
Consumer Services	2 359	2 342	2 357	0.7	0.1
Carrier Services	1 583	1 521	1 532	4.0	3.3
Other HCS revenues	548	569	555	(3.7)	(1.2)
Poland	769	714	797	7.6	(3.6)
Rest of World	540	511	509	5.6	6.1
Eliminations	(77)	(65)	(65)	19.2	17.5
Enterprise Communication Services	1 938	1 910	1 866	1.5	3.9
Business Network Legacy	868	913	900	(4.9)	(3.6)
Advanced Business Network	506	485	467	4.2	8.2
Extended Business Services	329	278	284	18.3	16.0
Other Business services	236	234	215	0.8	9.7
Inter-segment eliminations	(1 700)	(1 611)	(1 621)	5.5	4.9
Total	13 276	13 068	12 750	1.6	4.1

appendix 6: gross operating margin at 30 June 2008 and 30 June 2007

		30 June	30 June	30 June	Change	Change
(in millions of euros)		2008	2007	2007	(in %)	(in %)
			historical basis	comparable basis	historical basis	comparable basis
Personal Communication Services		5 054	4 974	4 794	1.6	5.4
of which	PCS France	1 997	1 943	1 941	2.8	2.9
	PCS United Kingdom	685	712	598	(3.7)	14.5
	PCS Spain	379	393	376	(3.7)	0.9
	PCS Poland	472	383	422	23.2	11.8
	PCS Rest of World	1 522	1 544	1 457	(1.4)	4.4
	Eliminations	-	-	-	-	-
Home Communication Services		3 875	3 795	3 815	2.1	1.6
of which	HCS France	3 172	3 129	3 139	1.4	1.0
	HCS Poland	661	584	643	13.2	2.8
	HCS Rest of World	41	82	33	(49.7)	26.9
	Eliminations	-	-	-	-	-
Enterprise Communication Services		746	648	629	15.2	18.7
Inter-segment eliminations		-	(1)	(1)	n.s.	n.s.
Total gross operating margin		9 675	9 416	9 237	2.7	4.7

appendix 7: CAPEX at 30 June 2008 and 30 June 2007

		30 June	30 June	30 June	Change	Change
(in millions of euros)		2008	2007	2007	(in %)	(in %)
			historical basis	comparable basis	historical basis	comparable basis
Personal Communication Services		1 391	1 537	1 476	(9.5)	(5.8)
of which	PCS France	327	382	382	(14.5)	(14.5)
	PCS United Kingdom	186	191	168	(3.0)	10.2
	PCS Spain	148	226	226	(34.7)	(34.7)
	PCS Poland	147	133	147	10.1	(0.0)
	PCS Rest of World	584	604	553	(3.3)	5.6
	Eliminations	-	-	-	-	-
Home Communication Services		1 586	1 232	1 306	28.7	21.5
of which	HCS France	1 243	917	961	35.6	29.2
	HCS Poland	203	199	219	2.1	(7.4)
	HCS Rest of World	140	117	125	19.8	12.0
	Eliminations	-	-	-	-	-
Enterprise Communication Services		157	198	198	(20.4)	(20.5)
Inter-segment eliminations		-	-	-	-	-
Total CAPEX		3 134	2 967	2 980	5.6	5.2

appendix 8: key operational performance indicators for France Telecom

(historical basis)	As at 31 March 2007	As at 30 June 2007	As at 30 Sept. 2007	As at 31 Dec. 2007	As at 31 March 2008	As at 30 June 2008

Customers of the France Telecom Group
Total number of customers* (millions)	161.081	163.327	167.762	170.149	172.234	173.834
- of which mobile services customers* (millions)	100.103	102.543	106.875	109.662	111.884	113.784
-of which ADSL broadband customers in Europe (millions)	10.187	10.532	11.451	11.652	12.019	12.198

Personal Communication Services (PCS)
Total number of customers* (millions)	100.103	102.543	106.875	109.662	111.884	113.784
- of which contract customers (millions)	39.150	39.989	41.192	41.782	42.449	43.398
- of which broadband customers (millions)**	8.769	10.791	12.789	15.702	17.933	21.000
PCS France
Total number of customers* (millions)	23.226	23.403	23.504	24.226	24.238	24.315
- of which contract customers (millions)	14.843	15.050	15.355	15.699	15.875	16.161
- of which broadband customers (millions)	4.376	5.221	6.284	7.407	8.232	9.006
Total ARPU (euros)	406	403	398	398	398	398
Number of MVNO customers (millions)	1.001	1.114	1.238	1.416	1.511	1.606
PCS United Kingdom
Total number of customers* (millions)	15.096	15.165	15.400	15.642	15.756	15.757
- of which contract customers (millions)	4.970	5.183	5.408	5.610	5.722	5.852
- of which broadband customers (millions)	1.139	1.368	1.551	1.798	2.096	2.452
Total ARPU (GBP)	257	258	261	265	268	271
PCS Spain
Total number of customers* (millions)	11.058	10.692	10.921	11.091	11.084	11.175
- of which contract customers (millions)	5.464	5.621	5.790	5.956	6.079	6.220
- of which broadband customers (millions)	0.695	0.925	1.232	1.605	2.009	2.436
Total ARPU (euros)	300	301	305	303	301	299
PCS Poland
Total number of customers* (millions)	12.781	13.056	13.487	14.158	14.007	13.900
- of which contract customers (millions)	4.987	5.189	5.368	5.556	5.674	5.814
- of which broadband customers (millions)**	1.637	1.982	2.413	2.953	3.423	3.834
Total ARPU (PLN)	633	615	600	592	592	590
PCS Rest of World
Total number of customers* (millions)	37.942	40.227	43.563	44.545	46.799	48.637
- of which contract customers (millions)	8.886	8.946	9.271	8.961	9.098	9.350
- of which broadband customers (millions)**	0.922	1.295	1.309	1.939	2.173	3.272
* Excluding customers of MVNOs ** According to the Group’s definition (for PCS Rest of World, the figures according to the Group’s definition, are available from 30 June 2008).

(historical basis)	As at 31 March 2007	As at 30 June 2007	As at 30 Sept. 2007	As at 31 Dec. 2007	As at 31 March 2008	As at 30 June 2008
Home Communication Services (HCS)
Total number of ADSL customers in Europe (millions)	10.187	10.532	11.451	11.652	12.019	12.198
Total number of Liveboxes (millions)	4.765	5.216	5.717	6.100	6.783	7.143
Total number of Voice over IP customers (millions)	3.177	3.640	4.185	4.779	5.371	5.664
Total number of ADSL TV customers (millions)	0.768	0.872	1.017	1.243	1.407	1.535
HCS France
Consumer Market
Total number of fixed line subscribers (millions)	24.774	23.942	23.442	22.962	22.596	22.235
- of which naked ADSL access* (millions)	0.130	0.316	0.628	0.941	1.253	1.475
ADSL customers at end of period** (millions)	6.331	6.582	6.913	7.296	7.627	7.840
ADSL market share at end of period*** (%)	49.2	49.2	49.3	49.4	49.4	49.5
Number of Liveboxes (millions)	3.916	4.273	4.692	5.209	5.630	5.918
Number of Voice over IP customers (millions)	2.624	3.017	3.485	4.102	4.649	4.995
Number of ADSL TV customers (millions)	0.745	0.837	0.975	1.149	1.282	1.389
Total ARPU (euros)	28.6	29.2	29.9	30.6	31.4	32.1
- of which subscription fees (in euros)	13.5	13.8	14.0	14.2	14.3	14.4
- of which calling services (in euros)	8.3	8.0	7.9	7.7	7.4	7.3
- of which Internet services (in euros)	6.8	7.4	8.1	8.8	9.6	10.4
Carrier market
Number of unbundled lines (millions)	4.308	4.547	4.836	5.187	5.521	5.719
- of which total unbundling (millions)	2.555	2.865	3.215	3.624	4.012	4.268
- of which partial unbundling (millions)	1.754	1.682	1.621	1.563	1.509	1.451
Wholesale ADSL rental to third party ISPs (millions)	2.185	2.208	2.209	2.232	2.240	2.242
- of which wholesale naked ADSL rental * (millions)	0.442	0.643	0.808	0.942	1.052	1.123
Wholesale line rental (millions)	0.080	0.449	0.592	0.716	0.793	0.852
HCS Poland
Total number of telephone lines (millions)	9.927	9.802	9.658	9.542	9.323	9.169
Number of ADSL customers (millions)	1.760	1.864	1.948	2.018	2.076	2.082
HCS Rest of World
Number of ADSL customers in Europe (millions) excluding France and Poland	2.095	2.085	2.591	2.339	2.316	2.277
- of which customers in the United Kingdom (millions)	1.095	1.090	1.142	1.138	1.107	1.063
- of which customers in Spain (millions)	0.681	0.698	1.156	1.177	1.186	1.192
- of which customers in the Netherlands (millions)	0.319	0.297	0.293	-	-	-
Enterprise Communication Services
Number of IP-VPN accesses – world (thousands)	266	273	285	296	302	308
Number of Business Everywhere customers in France (thousands)	505	525	550	571	605	630
* See glossary. ** Adjusted to the definition of quarterly publications of the French telecommunications and postal services regulator (ARCEP). *** Company estimates appendix 9: highlights

Highlights
July
21/07/08	Group – France Telecom publishes its 2007 Corporate Responsibility Report
11/07/08	France – Orange and BIC® launch the BIC® phone in France, the simple cell phone that is 100% ready to go
10/07/08	France – Orange makes life easier for travellers by enriching Orange Travel and reducing its prices
09/07/08	Spain – Orange launches branded shops and franchises in Spain
09/07/08	France – Orange launches new service for mobile social networking - MySpace completes launch offer, joining Facebook, Pikeo, Bebo, Flirtomatic and others
02/07/08	Group – Etisalat and France Telecom agree on a partnership covering strategic technological and marketing fields.
01/07/08	Group – Orange launches new vision and global brand campaign
June
30/06/08	Group – France Telecom withdraws its proposal to combine with TeliaSonera
26/06/08	France – Orange will be launching the new 3G iPhone on 17 July 2008. Orange will be selling the 3G iPhone from € 149 as exclusive operator
19/06/08	Group – France Telecom’s Chief Finance Officer confirms that France Telecom is studying the conditions under which formal negotiations might take place with TeliaSonera
10/06/08	France – Orange launches Musique Max, the market’s fullest unlimited music download service for PC and mobile
09/06/08	Group – Orange and Apple to bring the iPhone 3G to Austria, France, Portugal and Switzerland from July 11
05/06/08

Group – Xavier Couture is appointed Head of Orange Content Division, the Group’s entity dedicated to defining and developing content solutions for use in its offers and services worldwide, in its mobile, web and television triple play packages

05/06/08	Group – France Telecom makes a friendly approach to TeliaSonera to explore a combination of the two groups
04/06/08	United Kingdom – Orange outlines new plans for UK business to ensure total focus on “21st century customer”
03/06/08	OBS – Orange Business Services secures major outsourcing deal with Numonyx (leading flash memory provider)
May
29/05/08	France – Orange will drop its call prices to technical and sales support services in France on 1 June
28/05/08	France – Orange football : all the excitement of top-class French football on three different screens (mobile, PC and TV) from 9 August 2008
27/05/08	France – CSA allots a DVB-H frequency to Orange to broadscast its Orange sport TV channel on personal mobile television
23/05/08	France – Orange steps up to the mark to give you access to the world of Roland Garros between 25 May to 8 June 2008
22/05/08	Group – Orange and Nokia to form strategic international partnership on mobile services. Co-operation in the areas of music, mobile gaming, maps, advertising and location based services
21/05/08	Group – Oranges launches new voice and data roaming offers: “favourite countries” and “travel data daily” for European customers
20/05/08	Group – the European Commission has just launched formal inquiry proceedings concerning the pension plan for civil servants employed by France Telecom
19/05/08	France – Orange TV will cover more than 98% of French households from 3 July as part of its triple play offer
16/05/08	Group – Orange brings the iPhone to customers in Europe, the Middle East and Africa
14/05/08	Group – offering of a €2 billion bond in two tranches
02/05/08	France – Orange has launched Everywhere pro, a solution designed to provide professionals with hassle-free connection to the Internet, both at the office and on the move

April
18/04/08	Group – France Telecom confirms its interest in TeliaSonera but states that there are no negotiations at this stage
07/04/08	France – announces the launch of Orange Cinema Series, the first premium television service available on all platforms

All press releases are available on the Group’s websites:

•

www.orange.com

•

www.orange.co.uk

•

www.orange.es

•

www.tp-ir.pl

•

www.orange-business.com

appendix 10: glossary

ARPU – Home Communication Services (HCS) segment

Average annual revenue per line for Fixed Services for Consumers is calculated by dividing the average monthly revenues over the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as monthly revenue per customer.

ARPU – Personal Communication Services (PCS) segment

Average annual revenue per user (ARPU) is calculated by dividing the revenues of the network generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as annual revenue per customer.

CAPEX

Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses and investments through finance leases.

commercial expenses

External purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, and rebranding expenses.

comparable basis

Financial data presented with methods, scope of consolidation and exchange rates that are comparable for the preceding period. Adjusting data given on an historical basis to data given on a comparable basis consists of keeping the results for the most recent period and then restating the results for the corresponding period of the preceding year with comparable methods, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the same method and scope of consolidation for the most recent period as well as the average exchange rate used for the income statement for the most recent period.

equipment revenues (PCS business segment)

Revenues from equipment include the sale of mobile handsets and accessories.

external purchases

External purchases include commercial expenses, service fees and inter-operator costs and other external purchases (including overhead, property expenses, operating and technical maintenance subcontracting expenses, IT expenses, equipment costs and call centre subcontracting expenses, net of capitalized production of goods and services).

gross operating margin (GOM)

Revenues and other operating income less external purchases, other operating expenses and labour expenses (wages and employee benefit expenses). Labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin do not include employee profit-sharing or share-based compensation costs.

HSDPA

High speed downlink packet access. New generation networks (known as 3G+) enabling high speed broadband uses such as High Definition TV reception on mobile handsets.

ICT

Information communication technologies: new information and communication technologies.

labour expenses (wages and employee benefit expenses)

Labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin (GOM) do not include employee profit sharing or share-based compensation costs, which are costs included after GOM and before operating income. Labour expenses (wages and employee benefit expenses) are net of the capitalized labour expenses.

markets with high growth potential

Markets with high growth potential include France Telecom operations in the following countries: mobile services in Poland, Botswana, Cameroon, Central African Republic, the Ivory Coast, Dominican Republic, Egypt, Equatorial Guinea, Guinea, Guinea-Bissau, Jordan, Kenya, Madagascar, Mali, Mauritius, Mexico, Moldava, Niger, Republic of Vanuatu, Romania, Senegal, Slovakia and Vietnam.

mature Western European markets

Mature Western European markets include France Telecom operations in the following countries: France, United Kingdom, Spain, fixed services in Poland, Belgium, Luxembourg, Switzerland and the Netherlands (until 30 September 2007).

MVNO

Mobile virtual network operator: mobile network operator that provides services using third-party network infrastructures.

naked ADSL

The naked ADSL access offer is aimed at subscribers who do not wish to keep a standard and separate telephone contract. In France and Poland, France Telecom also offers wholesale naked ADSL to other operators, allowing their customers, especially ones residing in areas where full unbundling is unavailable, to dispense with the traditional telephone subscription.

network revenues (PCS segment)

Network revenues represent the revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNO).

number of employees (active employees at end-of-period)

Number of people working on the last day of the period, including both permanent and fixed-term contracts.

revenues from data services (PCS business segment)

Revenues from data services are network revenues excluding voice revenues and revenues from MVNOs. They include the revenues generated by text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the cost invoiced to the customer to purchase content.

subscriber acquisition costs (PCS business segment)

The acquisition cost per customer is the total of the purchase costs for the handsets sold and the commissions paid to distributors less the revenues from the sale of the handsets for each new customer.

subscriber retention costs (PCS business segment)

Retention costs per customer equal the total of the purchase costs for the handsets sold and the commissions paid to distributors, less the revenues from the sale of handsets, for each customer renewing a contract.

wholesale line rental in France – WLR

By supplying an analogue connection to the France Telecom switched network and related services as a supplement to a narrowband telephone traffic routing offer, the WLR offer allows third party operators to market a global narrowband fixed telephony offer. The WLR offer is a service and does not constitute an offer to provide the third party with direct access to France Telecom’s network and equipment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 31, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer